# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vintage Wine Estates, Inc., CIK 0001834045
CUSIP: 92747V106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 205 CONCOURSE BOULEVARD, SANTA ROSA, California (CA), 95403
Date of event which requires filing of this statement: 06/03/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002011603-24-000001
Filed by CIK 0002011603

## Reporting persons
- Bahl Raghav Nath: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 1,130,000; sole dispositive power 1,130,000; aggregate amount beneficially owned 1,130,000 (1.8% of the class)
- Kapur Ritu: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 1,050,000; sole dispositive power 1,050,000; aggregate amount beneficially owned 1,050,000 (1.7% of the class)
- Bahl Vidur: type of reporting person: individual (IN); citizenship or place of organization: India (K7); member of a group; sole voting power 770,000; sole dispositive power 770,000; aggregate amount beneficially owned 770,000 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Vintage Wine Estates, Inc.
Address of issuer's principal executive offices: 205 CONCOURSE BOULEVARD, SANTA ROSA, CALIFORNIA, 95403.

## Item 2. Person Filing
Name of person filing: Bahl Raghav Nath
Address of principal business office or, if none, residence: 403 Prabhat Kiran, 17, Rajendra Place, Delhi, India 110008
Citizenship: India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 2,950,000
Percent of class: 4.70
Sole power to vote or to direct the vote: 2,950,000
Sole power to dispose or to direct the disposition: 2,950,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Raghav Bahl - individual - identified as Raghav Nath Bahl for the purpose of this statement, Ritu Kapur - individual -and Vidur Bahl - individual. The information present in item 4 depicts the total aggregate holdings of the Group as a whole.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bahl Raghav Nath: Raghav Bahl, Raghav Bahl (07/26/2024)
- Kapur Ritu: Kapur Ritu, Ritu Kapur (07/26/2024)
- Bahl Vidur: Vidur Bahl, Vidur Bahl (07/26/2024)